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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share,
with an Exercise Price Greater than $65.00 Per Share
(Title of Class of Securities)

91307C102
(CUSIP Number of Class of Securities (Underlying Common Stock))

Martine A. Rothblatt
Chairman and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, Maryland 20910
(301) 608-9292
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen I. Glover
Anne L. Benedict
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$25,400,000	$998.06

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer's common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $25,400,000 calculated using the Black-Scholes method based on a price per share of common stock of $50.04, the average of the high and low prices of the Issuer's common stock as reported on the NASDAQ Global Select Market on November 24, 2008.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $998.06 Filing Party: United Therapeutics Corporation	Form or Registration No.: 005-57843 Date Filed: November 26, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 EXPLANATORY NOTE

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Original Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on November 26, 2008, by United Therapeutics Corporation, a Delaware corporation (the "Company"), in connection with the offer by the Company to eligible employees, officers, directors and Scientific Advisory Board members to exchange each of their outstanding options to purchase shares of the Company's common stock previously granted under the United Therapeutics Corporation Amended and Restated Equity Incentive Plan (as amended effective as of September 24, 2004) that has an exercise price per share greater than $65.00 on a one-for-one basis for a new option to purchase shares of the Company's common stock.

        Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the item and exhibit to the Original Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. In particular, forward-looking statements included in this Amendment represent management's views as of the original filing date. Such forward-looking statements should not be assumed to be accurate as of any future date. This Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the original filing date, together with any amendments to those filings.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(1)(B)*	Form of E-mail Communication to Eligible Optionholders of United Therapeutics Corporation.
(a)(1)(C)*	Form of E-mail Communication to Eligible Optionholders from Martine A. Rothblatt.
(a)(1)(D)*	Form of Communication to Eligible Optionholders of United Therapeutics Corporation.
(a)(1)(E)	Election Form.
(a)(1)(F)*	Notice of Withdrawal.
(a)(1)(G)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(H)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.
(a)(1)(I)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.
(a)(1)(J)*	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.
(a)(1)(K)*	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.
(a)(1)(L)*	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer.
(a)(1)(M)*	Form of E-mail Communication Regarding New Grant.
(b)	Not applicable.
(d)(1)	United Therapeutics Corporation Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2004.
(d)(2)	Form of Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 17, 2004.
(d)(3)	Form of Non-Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on December 17, 2004.
(d)(4)*	Form of Notice of Grant.
(g)	Not applicable.
(h)	Not applicable

*
Previously filed.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

UNITED THERAPEUTICS CORPORATION
By:	/s/ Paul A. Mahon
Name:	Paul A. Mahon
Title:	General Counsel

Date: December 5, 2008

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EXPLANATORY NOTE
  Item 12. Exhibits
SIGNATURE